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                                                                    EXHIBIT 23.2



Board of Directors
Hallwood Consolidated Resources Corporation
3710 Rawlins, Suite 1500
Dallas, Texas 75219

Members of the Board:

         We hereby consent to the inclusion of our opinion letter to the Special Committee of the Board of Directors of Hallwood Consolidated Resources Corporation ("Hallwood Consolidated Resources") as Appendix C to the Joint Proxy Statement/Prospectus of Hallwood Consolidated Resources, Hallwood Energy Partners, L.P. and Hallwood Energy Corporation relating to the proposed consolidation of Hallwood Consolidated Resources Corporation, Hallwood Energy Partners, L.P. and the energy interests of the The Hallwood Group Incorporated into the newly formed Hallwood Energy Corporation and references thereto in such Joint Proxy Statement/Prospectus under the captions "Summary - Opinions of Financial Advisors," "The Consolidation - Background of the Consolidation,"
"The Consolidation - Recommendation of Hallwood Consolidated Resources Special Committee and the Hallwood Consolidated Resources Board," and "The Consolidation
- Opinion of Consolidated Resources' Financial Advisor." In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                                        Very truly yours,


                                        /s/ Dain Rauscher Wessels
                                        Dain Rauscher Wessels
                                        a division of Dain Rauscher Incorporated

April 29, 1999